Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2014 (this “Amendment”), among Rainbow Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and Noah Education Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Each of Parent, Merger Sub and the Company is hereinafter referred to as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of April 2, 2014, which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Original Agreement;

WHEREAS, Parent, the Company and the Rollover Shareholders entered into a support agreement (the “Support Agreement”) dated as of April 2, 2014, pursuant to which, among other things, each Rollover Shareholder agreed to (a) vote or cause to be voted all of such Rollover Shareholder’s Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions; and (b) have his or its respective Rollover Shares (as defined in the Support Agreement) cancelled for no consideration in connection with the Merger;

WHEREAS, Morgan Stanley Private Equity Asia IV Holdings Limited (the "Sponsor") and Parent have entered into an Equity Commitment Letter (the “Equity Commitment Letter”) dated as of April 2, 2014, pursuant to which the Sponsor has committed, subject to the terms and conditions therein, to subscribe, or cause to be subscribed, directly or indirectly through one or more Affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $34,000,000;

WHEREAS, Parent, the Company and the Rollover Shareholders desire to amend the Support Agreement to reflect that the numbers of Shares that are held by Jointly Gold Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited and will be cancelled for no consideration in connection with the Merger will be reduced by 5,000, 3,600, and 100,000 respectively;

WHEREAS, the Sponsor and Parent desire to amend the Equity Commitment Letter to increase the Commitment (as defined in the Equity Commitment Letter) from $34,000,000 to $35,000,000;

WHEREAS, the Parties desire to amend the Original Agreement to make conforming changes to the definition of Rollover Shares and Excluded Shares, and to fix a typographic error contained in Section 6.17 of the Original Agreement;

WHEREAS, Section 9.10 of the Original Agreement provides that the Original Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors (or in the case of the Company, by action taken by or on behalf of the Independent Committee) at any time prior to the Effective Time, and that the Original Agreement may not be amended except by an instrument in writing signed by each of the Parties;

WHEREAS, the Independent Committee has authorized and approved the execution and delivery of this Amendment by the Company; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Amendment, and Parent, as the sole shareholder of Merger Sub, has approved this Amendment in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the Parties agree to amend the Original Agreement as follows:

1.	Definitions; References

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Original Agreement. Each reference to “hereof,” “hereunder,” “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Original Agreement shall, from and after this Amendment comes into effect in accordance with the terms hereof, refer to the Original Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Original Agreement, as amended by this Amendment, shall in all instances continue to refer to April 2, 2014, and references to “the date hereof” and “the date of this Agreement” shall continue to refer to April 2, 2014. The Original Agreement and, as the context requires, the Original Agreement as amended by this Amendment and as may be further amended from time to time, are referred to herein as the “Merger Agreement.”

2.	Amendments to the Original Agreement

2.1          The fourth recital of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Jointly Gold Technologies Limited, a company incorporated under the laws of the British Virgin Islands, First Win Technologies Limited, a company incorporated under the laws of the British Virgin Islands, Global Wise Technologies Limited, a company incorporated under the laws of the British Virgin Islands, Sunshine Nation Limited, a company incorporated under the laws of the British Virgin Islands, Mr. Du Qicai and Baring Asia II Holdings (22) Limited (collectively, the “Rollover Shareholders” and each, a “Rollover Shareholder”) have executed and delivered to Parent a support agreement dated as of the date hereof (as amended from time to time, the “Support Agreement”), providing that, among other things, the Rollover Shareholders will (i) vote or cause to be voted all of such Rollover Shareholder’s Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) agree to receive no consideration for the cancellation of the number of Shares held by each of them as set forth in Schedule A of the Support Agreement (the “Rollover Shares”) in accordance with this Agreement;

2.2          The definition of “Excluded Shares” in Section 9.03(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“Excluded Shares” means, collectively, (i) the Rollover Shares; (ii) Shares held by Parent, the Company or any of their Subsidiaries; and (iii) any Shares held by the Depositary that are not represented by ADSs.

2.3          Section 6.17 of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

6.17 Amendment to Buyer Group Contracts.

Without the prior written consent of the Company and the Independent Committee, Parent shall not agree to any termination of any Buyer Group Contract. Parent shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, any Buyer Group Contract, or enter into any new agreement, arrangement or understanding with another member of the Buyer Group or any Third Party with respect to any Company Securities, without the prior written consent of the Company and the Independent Committee if such amendment, modification, waiver or new agreement, arrangement, or understanding would (i) expand upon the conditions precedent to such Buyer Group Contract in any material way, (ii) reasonably be expected to prevent, impair or delay the consummation of the Transactions or otherwise adversely affect the ability of Parent or Merger Sub to consummate the Transactions or (iii) adversely impact the ability of the Company to enforce its third party beneficiary rights under the Support Agreement. Parent shall promptly notify the Independent Committee, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract or (b) any new agreement, arrangement or understanding entered into between the members of the Buyer Group or between a member of the Buyer Group and any third party, in each case, with respect to any securities of the Company.

3.	Miscellaneous

3.1           No Further Amendment

The Parties agree that all other provisions of the Original Agreement shall, subject to Section 2, continue unamended, in full force and effect and constitute legal and binding obligations of the Parties. This Amendment forms an integral and inseparable part of the Original Agreement.

3.2           Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Sub as of the date this Amendment becomes effective that:

(a)          The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands.

(b)          The Company has the requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery by the Company of this Amendment have been duly authorized by the Company Board and the Independent Committee and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)          The execution and delivery of this Amendment by the Company do not (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) conflict with or violate any Law applicable to any Group Company or by which any property or asset of any Group Company is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

(d)          The execution and delivery of this Amendment by the Company do not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

3.3           Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company as of the date this Amendment becomes effective that:

(a)          Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

(b)          Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)          The execution and delivery of this Amendment and the performance of this Amendment by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under the Merger Agreement.

(d)          The execution and delivery of this Amendment by Parent and Merger Sub do not, and the performance of this Amendment by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder.

3.4           Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Original Agreement shall apply mutatis mutandis to this Amendment, and to the Original Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date and year first written above

Rainbow Education Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

Rainbow Education Merger Sub Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name: Dora Li
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to Merger Agreement]